Exhibit 21.1

The direct and indirect subsidiaries of the Registrant, and their respective states of incorporation or organization, are set forth below:

Subsidiary	Direct or Indirect	State of Incorporation or Organization

Pittsburgh & West Virginia Railroad	Direct	Pennsylvania

PW Salisbury Solar, LLC	Direct	Massachusetts

PW Tulare Solar, LLC	Direct	California

PW Regulus Solar, LLC	Direct	California